Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to certain suppliers of Fiat Chrysler Automobiles N.V. on December 18, 2019.

To Our Supplier Colleagues,

We are pleased to share that earlier today we announced that FCA and Groupe PSA have signed a binding Combination Agreement providing for a 50/50 merger of their businesses to create the 4th largest global automotive OEM by volume and 3rd largest by revenue. We are confident that bringing together our two companies will add value across the board - for FCA, Groupe PSA and all of our stakeholders.

By uniting FCA and Groupe PSA’s strengths and core competencies, the combined business can offer all its customers best-in-class products, technologies and services and respond with increased agility to the shift taking place in this highly demanding sector. The combined entity will have a highly complementary and iconic brand portfolio covering all key vehicle segments from luxury, premium, and mainstream passenger cars through to SUVs and trucks & light commercial vehicles. It will also have a balanced and profitable global presence underpinned by FCA’s strength in North America and Latin America, complemented by Groupe PSA’s solid position in Europe. In short, we will be stronger together.

Importantly, the synergy estimates are not based on any plant closures resulting from the transaction. The efficiencies that will be gained from optimizing investments in vehicle platforms, engine families and new technologies while leveraging increased scale will enable the business to enhance its purchasing performance and create additional value for stakeholders.

Completion of the proposed combination is expected to take place in 12-15 months. Until then, I want to stress that it is business as usual at FCA, and we will continue to operate as two independent companies.

Once the transaction closes, the merged entity will leverage investment efficiencies to develop innovative mobility solutions and cutting edge technologies in new energy vehicles, autonomous driving and connectivity. We are truly excited for what’s ahead.

I know you may have questions, but at this time, we may not have all the answers. I will endeavor to keep you updated in due course. For reference, today’s announcement can also be found on our website at www.fcagroup.com.

Sincerely,

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of FCA’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.
This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.

IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.